UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Atwood Minerals & Mining Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
050091206
(CUSIP Number)
Georges Daou 18632 Via Catania Rancho Santa Fe, CA (858) 759-8777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050091206

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Georges Daou
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

USA
	7	Sole Voting Power

		11,420,800
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		11,420,800
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,420,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

21.42%
14	Type of Reporting Person

IN

CUSIP No. 050091206

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).
GJD Holdings LLC
20-8876077
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

California
	7	Sole Voting Power

		6,460,800
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,460,800
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,460,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

12.12%
14	Type of Reporting Person

OO

CUSIP No. 050091206

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

GJDaou & Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		4,960,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		4,960,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,960,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.3%
14	Type of Reporting Person

OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Atwood Minerals & Mining Corp., a Nevada corporation, or Atwood.  The principal executive offices of Atwood are currently located at 63 Main Street #202, Flemington, New Jersey 08822.

Item 2.	Identity and Background

(a)	Name:

This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GJD Holdings, LLC, a California limited liability company; (ii) GJDaou & Company, LLC, a Delaware limited liability company; and (iii) Georges Daou, by virtue of Mr. Daou being the sole manager of GJD Holdings, LLC and the sole manager of GJDaou & Company, LLC.  GJD Holdings, LLC, GJDaou & Company, LLC and Mr. Daou are sometimes collectively referred to herein as the “Reporting Persons.”  Attached as Exhibit 5 hereto, which is incorporated herein by reference, is an agreement between GJD Holdings, LLC, GJDaou & Company, LLC and Mr. Daou that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.  By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b)	Business address for each of the Reporting Persons:

18632 Via Catania
Rancho Santa Fe, CA

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Daou currently serves as Chief Executive Officer and Chairman of the Board of Directors of Atwood.  In addition, Mr. Daou is the Manger of both GJD Holdings, LLC and GJDaou & Company, LLC.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No (for each of the Reporting Persons).

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No (for each of the Reporting Persons).

(f)	Citizenship (applicable to Mr. Daou only): USA

Item 3.	Source and Amount of Funds or Other Consideration

On April 27, 2010, Atwood consummated a Securities Purchase Agreement with (a) Phreadz USA LLC (“Phreadz”) pursuant to which it acquired all of the equity interests of Phreadz and (b) Universal Database of Music USA LLC (“UDM”) pursuant to which it acquired all of the equity interests of UDM.  The members of Phreadz and UDM, including GJD Holdings, LLC and GJDaou & Company, LLC, received stock in Atwood in consideration of their equity in Phreadz and UDM.  Georges Daou is the sole manager of GJD Holdings, LLC and GJDaou & Company, LLC.

The Securities Purchase Agreements are incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

Item 4.	Purpose of Transaction

The purpose of the transaction is to facilitate the consummation of the Securities Purchase Agreements by the members of Phreadz and UDM.

As a material term of the transaction, Mr. Daou  as appointed as Chief Executive Officer and Chairman of the Board of Directors of Atwood.

Other than as stated above, Mr. Daou currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Daou reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)  As of April 27, 2010, Atwood had approximately 53,306,224 shares of common stock outstanding.  As of such date, Mr. Daou (due to his status of the sole member and manager of GJD Holdings LLC and the sole manager and majority member of GJDaou & Company LLC) was the beneficial owner of 11,420,000 shares of Atwood common stock or 21.42% of the class.  GJD Holdings, LLC was the beneficial owner of 6,460,800 shares of Atwood common stock or 12.12% of the class.  GJDaou & Company LLC was the beneficial owner of 4,960,000 shares of Atwood common stock or 9.30% of the class.

(b)  GJD Holdings, LLC has the sole power to vote or to direct the vote of 6,460,800 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 6,460,800 shares of Common Stock.

GJDaou & Company, LLC has the sole power to vote or to direct the vote of 4,960,000 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 4,960,000 shares of Common Stock.

Mr. Daou, in his capacity as manager of GJD Holdings, LLC and GJDaou & Company, LLC, has the sole power to vote or to direct the vote of an aggregate of 11,420,800 shares of Common Stock (the shares of Common Stock held directly by GJD Holdings, LLC and GJDaou & Company, LLC), and the sole power to dispose of or to direct the disposition of 11,420,800 shares of Common Stock.

(c)  Neither Mr. Daou, GJD Holdings or GJDaou & Company, LLC has effected any transaction in Atwood common stock during the past 60 days.

(d)  No person other than Mr. Daou and GJD Holdings, LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 6,460,800 securities beneficially owned.  Mr. Daou owns 64.632% of GJDaou & Company, LLC and is the sole Manager of such Company.  Mr. Daou disclaims beneficial ownership of all but 3,205,744 of these shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 27, 2010, Mr. Daou and Atwood entered into an employment agreement for his services as Chief Executive Officer.  The employment agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

On April 27, 2010, GJD Holdings, LLC an entity in which Mr. Daou is the sole member, entered into a Restricted Stock Agreement (the “GJD Restricted Stock Agreement”).  GJD was issued 6,460,800 shares of our common stock (the “GJD Restricted Stock”) in consideration for the outstanding membership interests in  each of UDM and Phreadz which were then held by GJD Holdings, LLC.  The GJD Restricted Stock is subject to the terms and conditions of GJD Restricted Stock Agreement which provides that the GJD Restricted Stock is subject to a right of repurchase in favor of Atwood (“Right of Repurchase”) at a price per share of $0.0001.  The Right of Repurchase shall lapse with respect to the GJD Restricted Stock as follows: (a) with respect to 3,230,400 shares of GJD Restricted Stock on October 27, 2010 and (b) with respect to 3,230,400 shares of the GJD Restricted Stock on the April 27, 2011.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.
Securities Purchase Agreement dated April 21, 2010 by and between Atwood, Phreadz and the members of Phreadz.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

2.
Securities Purchase Agreement dated April 21, 2010 by and between Atwood, UDM and the members of UDM.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

3.
Employment Agreement dated April 27, 2010 by and between Atwood and Georges Daou.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

4.
Restricted Stock Agreement dated April 27, 2010 by and between Atwood and GJD Holdings, LLC.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

5.	Agreement of Joint Filing, dated May 17, 2010, between GJD Holdings, LLC, GJDaou & Company, LLC and Georges Daou.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010

By:	/s/ Georges Daou
Georges Daou

GJD Holdings, LLC

By:	/s/ Georges Daou
Georges Daou, Manager

GJDaou & Company, LLC

By:	/s/ Georges Daou
Georges Daou, Manager